UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Pernix Therapeutics Holdings, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

71426V108
(CUSIP Number)

David Waguespack
33219 Forest West Street
Magnolia, TX  77354
(832) 934-1825
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71426V108
(1)	Names of Reporting Persons	David Waguespack
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)
		(b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)	N/A
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	N/A
(6)	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person with
	(7) Sole Voting Power	90,000
	(8) Shared Voting Power	0
	(9) Sole Dispositive Power	90,000
	(10) Shared Dispositive Power	90,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	90,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	N/A
(13)	Percent of Class Represented by Amount in Row (11)	0.40%
(14)	Type of Reporting Person (See Instructions)	IN

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ITEM 1.    SECURITY AND ISSUER.

  This statement relates to the common stock, par value $0.01 per share (the “Common Stock”) of Pernix Therapeutics Holdings, Inc., a Maryland corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 33219 Forest West Street, Magnolia, Texas  77354.

ITEM 2.    IDENTITY AND BACKGROUND.

(a)	This statement is filed by David Waguespack (the “Reporting Person”).

(b)	The business address of the Reporting Person is 33219 Forest West Street, Magnolia, Texas 77354.

(c)
The Reporting Person is Director of Human Resources of Pernix Therapeutics, LLC, a wholly-owned subsidiary of the Issuer, which is a specialty pharmaceutical company focused on developing and commercializing branded pharmaceutical products, primarily in pediatrics.

(d)	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e)
During the past five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in (1) his being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (2) a finding of any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   Not applicable.

ITEM 4.    PURPOSE OF TRANSACTION.

   Not applicable.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a)	As of the date hereof, the Reporting Person is the beneficial owner of 90,000 shares, representing 0.40% of the aggregate Common Stock outstanding.

(b)	The Reporting Person has the sole power to vote and dispose of all reported shares.

(c)
On September 10, 2010, the Issuer repurchased 2,000,000 shares of Common Stock from the Reporting Person pursuant to a Stock Purchase Agreement by and between the parties (the “Stock Purchase Agreement”).  A copy of the Stock Purchase Agreement, which describes the transaction, is attached as Exhibit 1 and incorporated by reference herein.

(d)	Not applicable.

(e)	As of the date hereof, the Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person’s remaining ownership of 90,000 shares of Common Stock continue to be subject to the terms of a stockholder agreement by and between the Reporting Person and the Issuer (the “Stockholder Agreement”) which was previously disclosed by the Reporting Person on a Schedule 13D, filed with the SEC on March 19, 2010.

The Stockholder Agreement was entered into in connection with a merger that was consummated on March 9, 2010 (the “Merger”).  Under the terms of the Stockholder Agreement, the Reporting Person has agreed to two tiers of restrictions on resales and other transfers of these shares.  No resales or other transfers are permitted during the initial period (the “Initial Lock-Up Term”) beginning with the consummation of the Merger and ending on the earlier of (i) March 15, 2011, or (ii) the date the shares become transferable under Rule 144 of the Securities Act of 1933 and the Issuer receives an opinion of legal counsel satisfactory to it regarding Rule 144 and other matters.  After the first level of restrictions terminate, the contractual resale restrictions continue for a three-year period beginning on the termination of the Initial Lock-Up Term, but one-third of the shares will be released form these contractual transfer restrictions on each anniversary of termination of the Initial Lock-Up Term.  These contractual resale restrictions are in addition to any restrictions imposed by applicable securities laws.

A copy of the Stockholder Agreement is attached as Exhibit 2 and incorporated by reference herein.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Stock Purchase Agreement by and between the Issuer and the Reporting Person, dated as of September 10, 2010.
Exhibit 2	Merger Partner Stockholder Agreement between the Issuer and the Reporting Person, dated as of October 6, 2009.

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 Signature.  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

9/21/2010	/s/ David Waguespack
Date	Signature

David Waguespack
Name/Title

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